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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 18 November 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc

To:
London Stock Exchange
Euronext
Johannesburg Stock Exchange
New York Stock Exchange

Date: 18 November 2003

For Release: Immediately

Contact: Ines Watson 020 7802 4176

Notification of interests of directors

BHP Billiton Plc announces the following transactions made by Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, in Ordinary shares of US$0.50 in BHP Billiton Plc. BHP Billiton Plc was notified of these transactions on 17 November 2003.
Date of	Type of	Number of	Price per
Transaction	Transaction	Shares	Share

14 November 2003	Sale	240	PDS 4.5775
14 November 2003	Sale	1,608	ZAR 52.40
14 November 2003	Transfer	3,681	n/a

These transactions were made on behalf of beneficiaries of the Company's Co-Investment Plan (not any director of BHP Billiton Plc subject to the Company's Securities Dealing Code).

Following the above transactions Messrs C W Goodyear and M Salamon have an interest in the balance held by the Trust of 145,742 shares as potential beneficiaries of the Trust.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 18 November 2003